

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2018

<u>Via Email</u>

Michael Francis
Akerman LLP
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, FL 33301

      Re: **Life Partners Position Holder Trust**
               Life Partners IRA Holder Partnership, LLC
               Schedule 14D-9 filed November 13, 2018
               SEC File Nos. 5-90716 and 5-90717

Dear Mr. Francis:

      The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

      Please respond to this letter promptly by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

<u>Item 3. Past Contracts, Transactions, Negotiations and Agreements</u>

1. Please explain why the Trust and the Partnership entered into the Assignee Agreement with the Offeror and its impact on both entities if the Offer is consummated.

Item 4. The Solicitation or Recommendation

2. We understand from the Partnership and the Trust's joint Form 10-K filed on April 2, 2018 that both entities were formed pursuant to a bankruptcy court plan for the reorganization of Life Partners, Holding, Inc. According to that filing, the primary purpose of the Plan is "liquidate the assets of the Debtors … and to distribute the proceeds thereof to the Investors." As such, the Trust is in the process of being liquidated, and the IRA Partnership's assets consist entirely of its interests in the operation of the Trust. With these facts in mind and given that the Trust is currently in the process of liquidating, it is not clear why the Trust and the Partnership cannot take a position on the pending tender offer because of the lack of a public trading market for the Interests. Please revise the recommendation section to explain in further detail why you are remaining neutral with respect to the pending tender offer. Your revised disclosure should specifically address the anticipated liquidation value of the Interests (or why you cannot determine that value), any uncertainty regarding their value, including the timing aspects of the liquidation and how the Trustee considered and analyzed these factors in providing the recommendation.

3. Explain how the Trustee analyzed the fact that if the Offer is fully subscribed, the Offeror may own 50% of the outstanding Interests. Explain the potential impact on the Partnership and the Trust if this occurs.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions